Exhibit 99.1

Dasa expands partnership with SOPHiA GENETICS for the first decentralized cancer biomarker detection solution in Latin America

Highly accurate HRD detection offers affordable and easily implementable solutions, opening new doors for healthcare

São Paulo, Brazil and Boston, MA – August 24, 2021 - Dasa, the largest integrated healthcare network in Brazil, has chosen to expand upon its partnership with SOPHiA GENETICS SA (Nasdaq: SOPH) to offer the first decentralized HRD (Homologous recombination deficiency) analytics solution in Latin America. HRD is a complex biomarker, important for PARP inhibitors, that helps identify whether cancer patients may respond better to specific treatments, and its use could ultimately lead to personalized therapies that benefit the individual patient.

Renowned in Brazil and abroad, Dasa serves more than 20 million patients per year – including approximately 10% of the Brazilian population - through its more than 250,000 medical partners comprised of more than 59 diagnostic medicine brands and hospitals. With the help of the knowledge pooling SOPHiA DDMTM platform, Dasa has drawn further insights upon the many complex molecular datasets that they analyze for the benefit of their patients.

Today’s announcement further builds on the partnership that began between the two companies in 2016, when Dasa chose SOPHiA GENETICS to build the original workflow for its genomics lab. This partnership further evolved when Dasa implemented SOPHiA DDMTM Radiomics and Trial Match solutions in 2020 to create the first multimodal approach in the region. For half a decade, the two companies have pioneered new ways to enable scalability and high output screening on complex assays, shortening the path from research to consumer applications and more.

“SOPHiA GENETICS’ decentralized approach gives us automated and reproducible results in-house. Their expert bioinformatics team got us up and running on our own, helping us save considerable time, gain efficiency, and offer a more affordable solution for patients,” said Gustavo Riedel, Business Director for Genomics and LATAM Clinical Research at Dasa.

“Dasa initially wanted to be able to track the entire diagnostic journey for their cancer patients. With such a large regional network, this is a task that’s not unlike navigating an ocean of data through a hurricane. Through our past collaborations – and now the addition of our decentralized HRD solution - SOPHiA GENETICS is able to act as the lighthouse that guides Dasa through the storm as they make new discoveries, helping both short and long-term patient care,” said Jurgi Camblong, Co-founder and CEO of SOPHiA GENETICS.

To learn more about how SOPHiA GENETICS data-driven insights are improving diagnosis, treatment and drug development for patients and the larger medical community, visit sophiagenetics.com.

About SOPHiA GENETICS:

SOPHiA GENETICS is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 780 hospital, laboratory, and biopharma institutions globally.

More info: SOPHiAGENETICS.COM; follow @SOPHiAGENETICS on Twitter.

About Dasa:

Dasa is the largest integrated healthcare network in Brazil, serving more than 20 million people a year, with high technology, intuitive experience and an attitude ahead of time. With more than 40 thousand employees and 250 thousand partner doctors, Dasa is the healthcare solution that people want and that the world needs, being present at every stage of care.

Dasa believes that in order to take care, it is always necessary to take care fully. Therefore, it looks at health management in a preventive, predictive and personalized way. It integrates diagnostic medicine, hospitals, genomics, oncology, care coordination, emergency care, telemedicine, clinical research and science. In all, it has 15 reference hospitals (considering its own network, inorganic growth and deals that are still under regulatory approval), and more than 59 brands including diagnostic medicine and hospitals, distributed in more than 900 units in Brazil.

Dasa guarantees agile, uncomplicated and friction-free navigation of the health journey, for both patients and physicians through its management platform, Nav. In addition, it offers integrated and innovative corporate health solutions through Dasa Empresas. We are Dasa and we are for life. For more information, access: www.dasa.com.br.